FORM 4

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person
   SJMB, LLC
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   (Last)            (First)            (Middle)
   777 POST OAK BLVD., SUITE 950
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                     (Street)
   HOUSTON,                TX           77056
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   (City)               (State)         (Zip)
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2. Issuer Name and Ticker or Trading Symbol

INTELECT COMMUNICATIONS INC. (ICOM)
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year

NOVEMBER/2000
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X] 10% Owner
   [ ] Director
   [ ] Officer (give title below)
   [ ] Other (specify below)

7. Individual or Joint Group Filing (check applicable line)

   [X] Form filed by one reporting person

   [ ] Form Filed by more than one reporting person

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TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
          1.                2.            3.                       4.                         5.               6.             7.
---------------------    --------     ----------     ------------------------------      -----------       ----------     ----------
                                                                                         Amount of         Owner-
                                                                                         Securities        ship
                         Trans-       Trans-            Securities Acquired (A)          Beneficially      Form:
                         action       action            or Disposed of (D)               Owned at          Direct         Nature of
                         Date         Code              (Instr. 3, 4 and 5)              End of            (D) or         Indirect
Title of                 (Month/      (Instr. 8)     ----------------------------        Month             Indirect       Beneficial
Security                  Day/        ----------       Amount    (A) or    Price         (Instr.           (I)            Ownership
(Instr. 3)                Year)       Code   V                     (D)                   3 and 4)          (Instr. 4)     (Instr. 4)
---------------------    --------     ----  ----     -----------  ------  ---------      -----------       ----------     ----------
Common Stock             10/20/00       S             247,500       (D)     $1.11                               D             (1)
Common Stock             10/24/00       S             436,500       (D)     $1.07                               D             (1)
Common Stock             10/26/00       S             113,886       (D)     $0.95            -0-                D            (1,2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)


TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g. puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------------
     1.        2.       3.         4.        5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  -------- ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                          Title and                            Ownership
                                         Number of     Date Exer-         Amount of                            Form of
                                         Derivative    cisable and        Underlying               Number of   Deriv-
                                         Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-   Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action   or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code     of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.  (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)       4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     -------- ----------    cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V  (A)    (D)    able     Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- --- ----   ----   -------  -----    -----   ------   ------   ----------  --------  ----------
Warrant       $7.50   11/30/00   J       1,080,000 (D) 04/02/98 02/12/01 common  1,080,000                        D          (3)
Warrant       $3.20   11/30/00   J         382,500 (D) 01/13/99 02/12/01 common    382,500                        D          (3)
Warrant       $0.75   11/30/00   J       3,102,683 (A) 11/30/00 06/30/02 common  3,102,683                        D          (3)
Warrant       $0.75   11/30/00   J       5,704,622 (A) 04/15/01 09/30/02 common  5,704,622                        D          (3)
Warrant       $0.75   11/30/00   J       5,654,082 (A) 10/15/01 09/30/02 common  5,654,082         14,461,387     D          (3)


Explanation of Responses:

INTELECT COMMUNICATIONS, INC.
EXPLANATION OF RESPONSES FOR FORM 4

(1) Directly owned by SJMB, L.P., of which Reporting Person is sole general partner. Does not include any shares which are beneficially owned by Falcon Seaboard Investment Co. through a participation agreement with SJMB, L.P. SJMB, L.P. disclaims ownership of all shares subject to the participation agreement.

(2) As of June 30, 2000, all of the Convertible note and related accrued interest has been converted into common stock.

(3) Effective November 30, 2000, SJMB, L.P. and Intelect Communications, Inc. entered into a Settlement Agreement and Mutual Release, pursuant to which SJMB, L.P. returned the warrants it held and received new warrants to purchase common shares of Intelect Communications, Inc. Pursuant to the Settlement Agreement and Mutual Release, SJMB, L.P. received warrants to purchase 14,461,387 shares of common stock. (Does not include shares of common stock issuable upon the exercise of warrants which are beneficially owned by Falcon Seaboard Investment Co., L.P. through a participation agreement with SJMB, L.P.)

SJMB, L.P. disclaims ownership of all shares subject to the participation agreement with Falcon Seaboard Investment Co., L.P.


               /s/ JAMES H. HARRISON, CFO                         01/10/01
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               ** Signature of Reporting Person                    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.